Exhibit 12

CORNING INCORPORATED AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

Six months ended June 30, 2014

Income from continuing operations before taxes on income	$822
Adjustments:
Equity in earnings of equity affiliates	(148)
Distributed income of equity affiliates (a)	1,669
Net income attributable to noncontrolling interests	(2)
Fixed charges net of capitalized interest	78

Earnings before taxes and fixed charges as adjusted	$2,419

Fixed charges:
Interest incurred (b)	$80
Portion of rent expense which represents an appropriate interest factor (c)	19
Amortization of debt costs	1

Total fixed charges	$100

Ratio of earnings to fixed charges	24.2x

(a)	Includes a $1.6 billion dividend received from Samsung Corning Precision Materials related to the Acquisition. See Note 10 (Acquisition) for more details.
(b)	Interest incurred includes capitalized interest and amortization expense for debt costs.
(c)	One-third of net rent expense is the portion deemed representative of the interest factor.